April 14, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549-0306
Attention: Leigh Ann Shultz
Reviewing Accountant

Re: Aura Systems, Inc.
       Form 10K for the year ended February 28, 2010
       Filed June 15, 2010
       Form 10-Q for the quarterly period ended November 30, 2010
       S.E.C. File No. 000-17249

Dear Ms. Schultz,

This letter sets forth the responses of Aura Systems, Inc. (the “Company”, we or our) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated March 22, 2010.  For your convenience, we have reprinted the Staff’s comments below immediately preceding our response. Our responses correspond to the comments as numbered in the staff’s letter.

Form 10-K for the fiscal year ended February 28, 2010

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1. We note your response to prior comment 3, yet it remains unclear why you cannot file these agreements now but rather you have to wait until your new Form 10-K.  Please tell us why you believe this information should not be filed at the time and tell us why it is appropriate for investors not to know about this information until the filing of your next
10-K and when such filing is expected to occur or file these exhibits.

Response

It is more convenient for the Company to file these documents as exhibits to its next regularly scheduled report, Form 10-K due in May 2011, rather than to file them under Form 8-K. We believe that the Company has previously disclosed all of the material terms of these exhibits on a contemporaneous basis in each filing covering the period in which they were entered into.

Consolidated Financial Statements

Note 3 – Inventories, page F-12

2. We acknowledge your response to our prior comments 4, 6, 7 and 8.  We continue to have concerns regarding the significant amount of long-term inventory you have on hand which appears to be slow-moving and may require further impairment.  Please respond to the following items:

a)
Please provide a rollforward of your gross inventory account and reserve for product obsolescence for the past three fiscal year ends, as well as through November 30, 2010.  The inventory rollforward should include the beginning balance, purchases, uses, write-offs and ending balance.  The reserve rollforward should show beginning balance, additions to reserve, write offs, and ending balance.

Response

Gross Inventory

Balance                 3/1/2007                      $7,213,897
Purchases                                                  1,076,848
Useage                                            (1,592,394)
Balance                 2/28/2008                     6,698,351
Purchases                                                     854,789
Useage                                              (1,207,291)
Balance                 2/28/2009                     6,345,849
Purchases                                                  1,192,614
Useage                                             (1,685,643)
Balance                 2/28/2010                    5,852,820
Purchases                                                 1,268,709
Useage                                            (1,557,202)
Balance                 11/30/2010                 5,564,327

Inventory Reserve

Balance                 3/1/2007                    $3,268,374
Reserved items used                                 (192,261)
Items scrapped                                           (505,013)
Reserve change                                           153,299
Balance                 2/28/2008                     2,724,399
Reserved items used                                    (38,318)
Items scrapped                                            (552,916)
Reserve change                                            292,829
Balance                 2/28/2009                      2,425,994
Reserved items used                                   (116,663)
Items scrapped                                              (55,200)
Reserve change                                             (41,505)
Balance                 2/28/2010                      2,212,626
Reserved items used                                     (78,316)
Items scrapped                                               (96,943)
Reserve change                                               29,931
Balance                 11/30/2010                   $2,067,298

While we recognize the fact that we still carry a substantial amount of inventory classified as long-term, we are attempting to balance the impairment recorded between the need to be realistic and conservative in valuing our inventory, and the need to not materially distort our financial statements going forward as we use these items. As shown above, we are using some of the reserved items each year and are also reviewing reserved items for potential use and scrapping those items no longer deemed useful based upon our products evolution. As stated elsewhere in our responses, we have been and are currently engaged in discussions with current and potential customers for orders that would utilize a substantial portion of our inventory in the next twelve to eighteen months. While economic conditions have slowed our anticipated use of these items, we feel that in our best judgment we have allocated a sufficient reserve to account for items that ultimately will not be utilized. However, should the Staff feel that further impairment is necessary, we will review these items and utilize a shorter time frame for useage.

b)
Please tell us the amount of new inventory you have purchased in the last 12 months that is remaining in inventory as of the balance sheet date as of February 28, 2010 and November 30, 2010.  To the extent you are unable to provide a specific dollar amount, please tell us in general about your inventory usage practices.  For example, tell us whether you typically purchase new inventory and use it very quickly or whether new inventory is typically held for many months.  Please be as detailed as possible in your response.

       Response

We do not currently build inventory to stock due to our limited financial resources. Most of the inventory we purchase is purchased for current orders and is therefore used in a relatively short period of time. Due to various long lead times for certain items, there are times when current items purchased carry over from one financial reporting period to the next, but rarely longer than for a couple of months. Certain other items may need to sometimes be purchased in quantities in excess of what we would need for current orders due to minimum purchase quantity requirements, but these are items that would typically be used on most systems sold and therefore would not be in inventory for a very long time.

c)
In your response to prior comment 6, you indicate you consider the amount of new inventory purchased when determining how much inventory should be classified as current and how much should be classified as long term.  Please tell us why it is appropriate to include $1.5 million as current inventory, when it appears you utilized significantly less inventory on hand during fiscal 2010 and the remainder of inventory utilized during the year was purchased and utilized in the same period.  In other words, please substantiate how you use future and historical information to estimate that $1.5 million of current inventory on hand will be used in the next 12 months.

       Response

When making our estimate of inventory on hand that will be utilized in the upcoming current period, we take into consideration an estimate of expected orders from current customers, anticipated increases in these orders, and potential new orders that would include items already held in inventory. For example, our two largest ongoing customers for our 5kW systems are Azure and the South Korean military. Azure currently purchases only 5kW systems for installation on vehicles they are supplying to their customers and had initially indicated that their orders would increase each year due to the demand from their customers. However, due to the recent financial crisis, not only did their orders not increase, they slowed the releases on the purchase orders we currently have from them. The South Korean military has placed orders for our 5kW system in each of the last four years and have indicated the intention to increase these orders in the past. They doubled their order from prior years in the current fiscal year, and are expected to have further increases in their orders going forward, in addition to ordering 8.5kW systems. We are also currently in discussions with the Mexican military for a 5kW version of our system that we are currently supplying to both the U.S. military and the South Korean military and anticipate installing the first systems for their  testing shortly. If we receive this order, it is anticipated it will utilize virtually all our 5kW systems currently in inventory.  We are also anticipating sales of our 5kW systems to new customers that we are currently engaged in discussions with for the application of our system. Our current inventory classification takes into consideration our assumptions at the time for sales of our 5kW systems based on discussions with current and potential customers.  While projections do not always come to fruition, we believe we have utilized our best estimates of future sales in attempting to determine a reasonable amount of current inventory.

d)
Given your auditor’s going concern opinion and limited financial resources, please tell us why it is appropriate to carry inventory in excess of your projected 12 month usage.  Specifically, tell us how you are able to plan to sell with any certainty the inventory that is approximately 10 years old.  Please provide a detailed analysis and provide the time period over which you expect to sell the long term inventory.  Provide quantifications based on the information included in your prior response to comment 4 that your 8.5 kW systems utilize 20 to 25% of existing inventory and your 5 kW systems utilize 50 to 100% of existing inventory.

       Response

While we continue to have a going concern opinion and continue to have limited financial resources, we prepare our financial statements under the assumption that we will continue as a going concern. As such, we continue to carry our inventory on the basis that it is still viable for use and sale, since it is not comprised of items that deteriorate with time. The components we have in inventory primarily consist of metallic, mechanical components that do not deteriorate and are useable for orders that we get which require these components. The ECU, which is electrical in nature, is our largest single item in our inventory, comprising approximately one-third of our net inventory. It is being used on a regular basis in our 5kW systems, and is useable in our 8.5kW systems with modifications and additional upgrades. We are currently in negotiations with certain customers and potential customers regarding orders that could conceivably utilize a large portion of our long-term inventory within the next twelve to eighteen months.

Exhibits

3. We note your response to prior comment 5 that the “terms of these omitted exhibits are not material to an investor.”  Please provide us your analysis why the missing information is not material to investors.  Also, tell us why you believe it is appropriate for you not to disclose such information to your investors prior to the filing of your next 10-K and when that filing is expected to occur.

Response

The two exhibits that had not yet been finalized for the Zanotti agreement were the statement of warranty and the pricing of the systems, information we do not believe is material to investors. As these systems have only recently been finalized and offered to customers, these exhibits were only recently finalized and added to the document after November 30, 2010, and the terms of these new exhibits are not believed to be material to investors.  Of the six listed exhibits for the We-Power distributorship agreement, one was included in the original filing and the other five were never prepared by the parties.

           We expect to file our February 28, 2011 10-K on or before the due date.

Form 10-Q for the quarterly period ended November 30, 2010

Notes to Condensed Financial Statements

Note 8.  Capital

4. We refer to your response to our prior comment 10.  Please tell us whether the warrants are detachable and provide the material terms of the warrants.  Specifically, tell us the settlement terms of the warrants and whether there are any exercise price adjustment features.  In your response, please tell us how you considered the guidance from FASB
Codification Topic 815-10 in assessing whether the warrants should be accounted for as derivatives and reported as liabilities at fair value.

Response

.
The warrants are exercisable for a period of five years at an exercise price of $1.50 per underlying share, are not tradeable and have no exercise price adjustment features. Therefore we do not feel they are required to  be accounted for as derivatives and reported as liabilities at fair value on our financial statements per the guidance under FASB Codification Topic 815-10.

Should you have any questions regarding this matter please contact me directly. My phone number is 310-643-5300 ext. 171.

Aura Systems, Inc.

/s/ Melvin Gagerman
Melvin Gagerman
CEO